Exhibit 99.1

HUYA Inc. Reports Third Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, November 15, 2022 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•	Total net revenues for the third quarter of 2022 were RMB2,378.5 million (US$334.4 million), compared with RMB2,975.5 million for the same period of 2021.

•	Net income attributable to HUYA Inc. was RMB60.4 million (US$8.5 million) for the third quarter of 2022, compared with RMB524.4 million for the same period of 2021.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB106.1 million (US$14.9 million) for the third quarter of 2022, compared with RMB180.0 million for the same period of 2021.

•	Average mobile MAUs[2] of Huya Live for the third quarter of 2022 was 86.0 million, compared with 85.1 million for the same period of 2021.

•	Total number of paying users[3] of Huya Live for the third quarter of 2022 was 5.5 million, compared with 6.0 million for the same period of 2021.

“In the third quarter of 2022, we expanded our active user base by attracting users to our enhanced interactive experience offerings, as well as our appealing gaming and entertainment content. Average mobile MAUs of Huya Live reached 86.0 million in the third quarter, a slight increase from a relatively high base in the same period last year,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Faced with ongoing macro headwinds that impacted the broader industry and our Company, we continued to drive live-streaming technology improvements, explore new product features and enrich our quality content. These steps are designed to improve our resilience in uncertain market conditions by helping us to better engage with our users, placing us in a stronger position to capture future opportunities in the game and live streaming market.”

Ms. Ashley Xin Wu, Vice President of Finance of Huya, commented, “Our total net revenues were approximately RMB2.4 billion with net income of RMB60.4 million for the third quarter of 2022. During the period we focused on optimizing operations throughout the organization. As a result, our business has become more streamlined and we reduced our total operating expenses by 27.3% in the third quarter year-over-year, mainly driven by sales and marketing savings. In light of the volatile market environment, we will continue to exercise prudence and strengthen our business and financial foundation.”

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. excluding (i) share-based compensation expenses, (ii) gain on fair value change of investments, net of income taxes, and (iii) gain arising from disposal of an equity investment, net of income taxes. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Third Quarter 2022 Financial Results

Total net revenues for the third quarter of 2022 were RMB2,378.5 million (US$334.4 million), compared with RMB2,975.5 million for the same period of 2021.

Live streaming revenues were RMB2,017.1 million (US$283.6 million) for the third quarter of 2022, compared with RMB2,601.9 million for the same period of 2021, primarily due to a decreased number of paying users and lower average spending per paying user on Huya Live, as the recent macro and regulatory environment adversely affected the sentiment of the Company’s paying users.

Advertising and other revenues were RMB361.4 million (US$50.8 million) for the third quarter of 2022, compared with RMB373.7 million for the same period of 2021, primarily due to soft demand for advertising services resulting from the challenging macro environment. In the third quarter of 2022, content sub-licensing revenues made a relatively larger contribution to advertising and other revenues, mainly due to the fact that revenues from sub-licensing of e-sports tournament broadcasting rights are recognized according to event schedules and experience fluctuations between different periods.

Cost of revenues decreased by 17.6% to RMB2,036.2 million (US$286.2 million) for the third quarter of 2022 from RMB2,471.5 million for the same period of 2021, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 15.7% to RMB1,789.8 million (US$251.6 million) for the third quarter of 2022 from RMB2,123.6 million for the same period of 2021, primarily due to the decrease in revenue sharing fees associated with declined live streaming revenues, and lower costs related to content creators.

Bandwidth costs decreased by 35.4% to RMB115.0 million (US$16.2 million) for the third quarter of 2022 from RMB178.0 million for the same period of 2021, primarily due to improved bandwidth cost management and continued technology enhancement efforts, as well as less overseas bandwidth usage as a result of the strategic adjustment in the Company’s overseas business to focus on key markets.

Gross profit was RMB342.4 million (US$48.1 million) for the third quarter of 2022, compared with RMB504.0 million for the same period of 2021, primarily due to lower revenues. Gross margin was 14.4% for the third quarter of 2022, compared with 16.9% for the same period of 2021.

Research and development expenses decreased by 16.7% to RMB171.8 million (US$24.1 million) for the third quarter of 2022 from RMB206.2 million for the same period of 2021, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 45.8% to RMB124.3 million (US$17.5 million) for the third quarter of 2022 from RMB229.4 million for the same period of 2021, primarily due to decreased marketing and promotion fees as well as personnel-related expenses.

General and administrative expenses decreased by 1.8% to RMB78.7 million (US$11.1 million) for the third quarter of 2022 from RMB80.1 million for the same period of 2021.

Other income was RMB43.9 million (US$6.2 million) for the third quarter of 2022, compared with RMB94.8 million for the same period of 2021, primarily due to lower tax refunds and government subsidies.

Operating income was RMB11.6 million (US$1.6 million) for the third quarter of 2022, compared with RMB83.1 million for the same period of 2021.

Interest and short-term investments income were RMB71.7 million (US$10.1 million) for the third quarter of 2022, compared with RMB62.6 million for the same period of 2021.

Income tax expenses were RMB19.6 million (US$2.8 million) for the third quarter of 2022, compared with RMB40.6 million for the same period of 2021, primarily due to the lower taxable income.

Share of income in equity method investments, net of income taxes was RMB0.05 million for the third quarter of 2022, compared with RMB378.7 million for the same period of 2021, primarily due to the investment income related to a disposal of equity investment in the third quarter of 2021.

Net income attributable to HUYA Inc. was RMB60.4 million (US$8.5 million) for the third quarter of 2022, compared with RMB524.4 million for the same period of 2021.

Non-GAAP net income attributable to HUYA Inc., which excludes share-based compensation expenses, was RMB106.1 million (US$14.9 million) for the third quarter of 2022, compared with RMB180.0 million for the same period of 2021, which excludes share-based compensation expenses, gain on fair value change of investments, net of income taxes, and gain arising from disposal of an equity investment, net of income taxes.

Basic and diluted net income per American depositary share (“ADS”) were RMB0.25 (US$0.04) and RMB0.25 (US$0.04), respectively, for the third quarter of 2022. Basic and diluted net income per ADS were RMB2.20 and RMB2.17, respectively, for the third quarter of 2021. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were RMB0.44 (US$0.06) and RMB0.44 (US$0.06), respectively, for the third quarter of 2022. Non-GAAP basic and diluted net income per ADS were RMB0.75 and RMB0.75, respectively, for the third quarter of 2021.

As of September 30, 2022, the Company had cash and cash equivalents, short-term deposits, short-term investments and long-term deposits of RMB11,008.2 million (US$1,547.5 million), compared with RMB10,716.7 million as of June 30, 2022.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 15, 2022 (8:00 p.m. Beijing/Hong Kong time on November 15, 2022).

For participants who wish to join the call, please complete online registration using the link provided below 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://register.vevent.com/register/BIa1ec580e695d495db24197bd9a916b06

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

A live webcast of the earnings call will be accessible at https://ir.huya.com and a replay of the webcast will be available following the session.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income (loss), non-GAAP net income (loss) attributable to HUYA Inc., non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary shares, and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and gain arising from disposal of an equity investment, net of income taxes, to the extent applicable. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and gain arising from disposal of an equity investment, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income (loss) per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income (loss) per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments, net of income taxes, and (iii) gain arising from disposal of an equity investment, net of income taxes, add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments, net of income taxes, and (iii) gain arising from disposal of an equity investment, net of income taxes, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,790,784	1,082,585	152,187
Restricted cash	55,670	9,543	1,342
Short-term deposits	8,351,945	9,568,380	1,345,102
Short-term investments	816,331	2,206	310
Accounts receivable, net	88,034	57,600	8,097
Amounts due from related parties, net	148,560	98,740	13,881
Prepayments and other current assets, net	664,945	1,007,073	141,572

Total current assets	11,916,269	11,826,127	1,662,491

Non-current assets
Long-term deposits	—	354,990	49,904
Deferred tax assets	20,245	24,900	3,500
Investments	608,617	921,829	129,589
Property and equipment, net	79,611	164,071	23,065
Intangible assets, net	83,942	63,151	8,878
Right-of-use assets, net	395,371	354,689	49,861
Prepayments and other non-current assets	150,887	113,055	15,893

Total non-current assets	1,338,673	1,996,685	280,690

Total assets	13,254,942	13,822,812	1,943,181

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12,579	20,654	2,903
Advances from customers and deferred revenue	459,509	470,134	66,090
Income taxes payable	5,944	56,994	8,012
Accrued liabilities and other current liabilities	1,845,452	1,453,667	204,357
Amounts due to related parties	216,128	191,884	26,975
Lease liabilities due within one year	36,473	33,031	4,643

Total current liabilities	2,576,085	2,226,364	312,980

Non-current liabilities
Lease liabilities	45,084	11,817	1,661
Deferred tax liabilities	4,597	20,533	2,886
Deferred revenue	118,975	90,224	12,683

Total non-current liabilities	168,656	122,574	17,230

Total liabilities	2,744,741	2,348,938	330,210

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2021 and September 30, 2022, respectively; 86,993,764 and 89,103,072 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	58	59	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2021 and September 30, 2022, respectively; 151,076,517 and 150,386,517 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	99	98	14
Additional paid-in capital	11,764,059	11,893,994	1,672,031
Statutory reserves	122,429	122,429	17,211
Accumulated deficit	(1,300,144)	(1,262,401)	(177,466)
Accumulated other comprehensive (loss) income	(76,300)	719,695	101,173

Total shareholders’ equity	10,510,201	11,473,874	1,612,971

Total liabilities and shareholders’ equity	13,254,942	13,822,812	1,943,181

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,601,854	2,051,920	2,017,128	283,563	7,573,307	6,220,752	874,499
Advertising and others	373,692	223,254	361,416	50,807	969,398	897,517	126,171

Total net revenues	2,975,546	2,275,174	2,378,544	334,370	8,542,705	7,118,269	1,000,670

Cost of revenues(1)	(2,471,536)	(2,056,054)	(2,036,191)	(286,243)	(6,943,488)	(6,223,219)	(874,846)

Gross profit	504,010	219,120	342,353	48,127	1,599,217	895,050	125,824

Operating expenses(1)
Research and development expenses	(206,203)	(168,411)	(171,779)	(24,148)	(613,173)	(536,441)	(75,412)
Sales and marketing expenses	(229,404)	(100,264)	(124,293)	(17,473)	(541,034)	(369,622)	(51,961)
General and administrative expenses	(80,073)	(81,839)	(78,653)	(11,057)	(236,294)	(241,266)	(33,917)

Total operating expenses	(515,680)	(350,514)	(374,725)	(52,678)	(1,390,501)	(1,147,329)	(161,290)

Other income, net	94,804	50,283	43,949	6,178	218,415	122,510	17,222

Operating income (loss)	83,134	(81,111)	11,577	1,627	427,131	(129,769)	(18,244)

Interest and short-term investments income	62,561	65,633	71,703	10,080	185,420	196,538	27,629
Gain on fair value change of investments	40,568	—	—	—	44,161	7,602	1,069
Foreign currency exchange losses, net	(31)	(2,860)	(3,309)	(465)	(1,569)	(6,233)	(876)

Income (loss) before income tax expenses	186,232	(18,338)	79,971	11,242	655,143	68,138	9,578

Income tax expenses	(40,577)	(1,295)	(19,593)	(2,754)	(138,278)	(30,289)	(4,258)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	145,655	(19,633)	60,378	8,488	516,865	37,849	5,320

Share of income (loss) in equity method investments, net of income taxes	378,724	267	45	6	379,303	(106)	(15)

Net income (loss) attributable to HUYA Inc.	524,379	(19,366)	60,423	8,494	896,168	37,743	5,305

Net income (loss) attributable to ordinary shareholders	524,379	(19,366)	60,423	8,494	896,168	37,743	5,305

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ADS*
—Basic	2.20	(0.08)	0.25	0.04	3.77	0.16	0.02
—Diluted	2.17	(0.08)	0.25	0.04	3.71	0.16	0.02
Net income (loss) per ordinary share
—Basic	2.20	(0.08)	0.25	0.04	3.77	0.16	0.02
—Diluted	2.17	(0.08)	0.25	0.04	3.71	0.16	0.02
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	238,814,217	241,341,080	242,117,367	242,117,367	237,848,772	241,077,573	241,077,573
—Diluted	241,449,111	241,341,080	242,287,157	242,287,157	241,774,727	241,563,318	241,563,318

*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	11,883	3,667	9,054	1,273	41,473	25,833	3,632
Research and development expenses	34,720	7,275	22,289	3,133	103,687	52,815	7,425
Sales and marketing expenses	2,512	249	1,507	212	6,073	3,400	478
General and administrative expenses	21,714	14,045	12,813	1,801	67,474	45,604	6,411

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	504,010	219,120	342,353	48,127	1,599,217	895,050	125,824
Share-based compensation expenses allocated in cost of revenues	11,883	3,667	9,054	1,273	41,473	25,833	3,632

Non-GAAP gross profit	515,893	222,787	351,407	49,400	1,640,690	920,883	129,456

Operating income (loss)	83,134	(81,111)	11,577	1,627	427,131	(129,769)	(18,244)
Share-based compensation expenses	70,829	25,236	45,663	6,419	218,707	127,652	17,946

Non-GAAP operating income (loss)	153,963	(55,875)	57,240	8,046	645,838	(2,117)	(298)

Net income (loss) attributable to HUYA Inc.	524,379	(19,366)	60,423	8,494	896,168	37,743	5,305
Gain on fair value change of investments, net of income taxes	(36,511)	—	—	—	(40,130)	(6,842)	(962)
Gain arising from disposal of an equity investment, net of income taxes	(378,679)	—	—	—	(378,679)	—	—
Share-based compensation expenses	70,829	25,236	45,663	6,419	218,707	127,652	17,946

Non-GAAP net income attributable to HUYA Inc.	180,018	5,870	106,086	14,913	696,066	158,553	22,289

Net income (loss) attributable to ordinary shareholders	524,379	(19,366)	60,423	8,494	896,168	37,743	5,305
Gain on fair value change of investments, net of income taxes	(36,511)	—	—	—	(40,130)	(6,842)	(962)
Gain arising from disposal of an equity investment, net of income taxes	(378,679)	—	—	—	(378,679)	—	—
Share-based compensation expenses	70,829	25,236	45,663	6,419	218,707	127,652	17,946

Non-GAAP net income attributable to ordinary shareholders	180,018	5,870	106,086	14,913	696,066	158,553	22,289

Non-GAAP net income per ordinary share
—Basic	0.75	0.02	0.44	0.06	2.93	0.66	0.09
—Diluted	0.75	0.02	0.44	0.06	2.88	0.66	0.09
Non-GAAP net income per ADS
—Basic	0.75	0.02	0.44	0.06	2.93	0.66	0.09
—Diluted	0.75	0.02	0.44	0.06	2.88	0.66	0.09
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	238,814,217	241,341,080	242,117,367	242,117,367	237,848,772	241,077,573	241,077,573
—Diluted	241,449,111	241,686,424	242,287,157	242,287,157	241,774,727	241,563,318	241,563,318